THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 26, 2014

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Hunt Mining Corp.
Amendment No. 6 to Form S-1
SEC File No. 333-182072

Dear Mr. Reynolds:

In response to your comment letter dated August 25, 2014 please be advised as follows:

General

1.	The disclosure relating to tax consequences has been included at page 99. As disclosed, the distribution will be taxable and accordingly no tax opinion is required.

Very truly yours,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:            Hunt Mining Corp.